Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

December 19, 2012

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Larry Spirgel
Jessica Plowgian

Intelsat Global Holdings S.A.

Amendment No. 5 to Registration Statement on Form F-1 (File No. 333-181527)

Ladies and Gentlemen:

On behalf of Intelsat Global Holdings S.A., a Luxembourg société anonyme (the “Company”), we submit in electronic form for filing the accompanying Amendment No. 5 (“Amendment No.5”) to the Registration Statement (the “Registration Statement”) on Form F-1 of the Company, together with Exhibits, marked to indicate changes from Amendment No. 4 to the Registration Statement on Form F-1 filed with the Securities and Exchange Commission (the “Commission”) on December 11, 2012.

Amendment No. 5 reflects the response of the Company to the comment received from the Staff of the Commission (the “Staff”) in a letter from Larry Spirgel, dated December 17, 2012 (the “Comment Letter”). Certain capitalized terms set forth in this letter are used as defined in the Registration Statement. For your convenience, references in the response to page numbers are to the marked version of Amendment No. 5 and to the prospectus included therein.

The Company has asked us to convey the following as its response to the Staff:

Cash Flow Items, page 70

1.	We note your disclosure that the “primary driver” of the year-over-year decrease in net cash provided by operating activities for the fiscal year ended December 31, 2011 was significantly lower interest paid in kind as a result of your election to pay more interest in cash in 2011. Please quantify this amount and explain why management chose to pay more interest in cash rather than additional debt.

Response to Comment 1

The Registration Statement has been revised in response to the Staff’s comment. Please see page 70.

*  *  *  *

If you have any questions concerning the above responses, please do not hesitate to contact either the undersigned at (212) 373-3309 or Brian M. Janson at (212) 373-3588.

Sincerely,

/s/ Raphael M. Russo

Raphael M. Russo

Enclosure

cc:	Phillip L. Spector, Esq.
Intelsat Global Holdings S.A.

Raymond Y. Lin
Latham & Watkins LLP

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